# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Date of event which requires filing of this statement: 05/12/2026
Amends the filing with accession number 0000898432-26-000315
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47, Rongcheng Garden, Xiangcheng District,, Suzhou City, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 4,615,012; shared voting power 0; sole dispositive power 3,568,371; shared dispositive power 0; aggregate amount beneficially owned 4,615,012 (40.6% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of common stock, $0.01 par value per share (the "Common Stock"), of FiEE, Inc. (the "Issuer") beneficially owned by Cao Yu consist of (i) 1,604,166 shares of Common Stock issuable upon conversion of 1,145,833 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock (the "Ratio"), (ii) 1,425,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker (as defined below).
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by Cao Yu consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock per the Ratio, (ii) 1,425,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock are not convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to the original issuance date of the Series A Convertible Preferred Stock (the "Preferred Blocker"); therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
  
  Note to Row 13: The percentages reported in this Amendment No. 7 to the Schedule 13D ("Amendment No. 7") are based on 11,358,244 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), calculated as the sum of 8,328,598 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on April 30, 2026 (the "Form 10-Q"), plus (i) 1,604,166 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock held by Cao Yu and (ii) 1,425,480 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock held by Cao Yu.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 3,125,745; shared voting power 0; sole dispositive power 2,480,224; shared dispositive power 0; aggregate amount beneficially owned 3,125,745 (29.5% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of Common Stock beneficially owned by Hu Bin consist of (i) 1,203,046 shares of Common Stock issuable upon conversion of 859,319 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock per the Ratio, (ii) 1,069,040 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker.
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by Hu Bin consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, (ii) 1,069,040 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
  
  Note to Row 13: The percentages reported in this Amendment No. 7 are based on 10,600,684 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,328,598 shares of Common Stock outstanding according to the Form 10-Q, plus (i) 1,203,046 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock held by Hu Bin and (ii) 1,069,040 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock held by Hu Bin.
- Youxin Consulting Ltd. (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 649,254; shared voting power 0; sole dispositive power 649,254; shared dispositive power 0; aggregate amount beneficially owned 649,254 (7.2% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by Youxin Consulting Limited ("Youxin Consulting") consist of (i) 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock per the Ratio and (ii) 305,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 7 are based on 8,977,852 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,328,598 shares of Common Stock outstanding according to the Form 10-Q, plus (i) 343,774 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock held by Youxin Consulting and (ii) 305,480 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock held by Youxin Consulting.
- Li Wai Chung (CIK 0002056059): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 649,254; shared voting power 0; sole dispositive power 649,254; shared dispositive power 0; aggregate amount beneficially owned 649,254 (7.2% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by Li Wai Chung consist of (i) 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock per the Ratio and (ii) 305,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 7 are based on 8,977,852 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,328,598 shares of Common Stock outstanding according to the Form 10-Q, plus (i) 343,774 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock held by Li Wai Chung and (ii) 305,480 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock held by Li Wai Chung.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Comment: This Amendment No. 7 amends and supplements the Schedule 13D filed by Cao Yu, Hu Bin, Youxin Consulting and Li Wai Chung (collectively, the "Reporting Persons") on February 25, 2025 (as amended by Amendment No. 1, filed on April 14, 2025, Amendment No. 2, filed on May 13, 2025, Amendment No. 3, filed on May 29, 2025, Amendment No. 4, filed on August 25, 2025, Amendment No. 5, filed on January 8, 2026, and Amendment No. 6, filed on May 4, 2026, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to add the following:

On May 12, 2026, the Board of Directors of the Issuer (the "Board"), based upon the recommendation of the Compensation Committee of the Board, granted restricted stock units ("RSUs") to Li Wai Chung and Cao Yu pursuant to FiEE, Inc. 2025 Equity Incentive Plan (the "Plan"). Under the terms of the grants, Li Wai Chung and Cao Yu each received 143,561 RSUs. Each RSU represents a contingent right to receive one share of Common Stock. The RSUs are scheduled to vest as follows: 30% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and the remaining 40% on the third anniversary of the grant date, subject to the respective recipient's continued employment through each applicable vesting date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 13, 2026).

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (05/22/2026)
- Hu Bin: /s/ Hu Bin, Hu Bin (05/22/2026)
- Youxin Consulting Ltd.: /s/ Li Wai Chung, Li Wai Chung (05/22/2026)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (05/22/2026)